Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Three Months Ended 9/30/2010	Nine Months Ended 9/30/2010
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$73	$222
One-Third of Rents, Net of Income from Subleases	7	20
Preferred Stock Dividends	51	154

Total Fixed Charges	131	396

Earnings:

Income Before Income Taxes	$303	$523
Fixed Charges – Excluding Preferred Stock Dividends	80	242

Total Earnings	383	765

Ratio of Earnings to Fixed Charges, Excluding
Interest On Deposits	2.91x	1.93x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$214	$695
One-Third of Rents, Net of Income from Subleases	7	20
Preferred Stock Dividends	51	154

Total Fixed Charges	$272	$869

Earnings:

Income Before Income Taxes	$303	$523
Fixed Charges – Excluding Preferred Stock Dividends	221	715

Total Earnings	$524	$1,238

Ratio of Earnings to Fixed Charges, Including
Interest On Deposits	1.92x	1.42x